UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               February 2006

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Final Results dated 21 February, 2006


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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: February 21, 2006                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: February 21, 2006                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary


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                                                               Barclays Bank PLC
                                                                         Results
                                                                    Announcement
                                                              31st December 2005

Barclays Bank PLC



Barclays Bank PLC
21st February 2006

                               BARCLAYS BANK PLC

         BARCLAYS BANK PLC IS A WHOLLY OWNED SUBSIDIARY OF BARCLAYS PLC

The Directors report the following results of the Barclays Bank PLC Group for the year ended 31st December 2005:




                         CONSOLIDATED INCOME STATEMENT

                                                           2005           2004
                                                           GBPm           GBPm

Continuing operations
                                                       --------       --------
Interest income                                          17,232         13,880
Interest expense                                         (9,157)        (7,047)
                                                       --------       --------
Net interest income                                       8,075          6,833
                                                       --------       --------
Fee and commission income                                 6,430          5,509
Fee and commission expense                                 (725)          (662)
                                                       --------       --------
Net fee and commission income                             5,705          4,847
                                                       --------       --------
Net trading income                                        2,321          1,487
Net investment income                                       858          1,027
                                                       --------       --------
Principal transactions                                    3,179          2,514
Net premiums from insurance contracts                       872          1,042
Other income                                                178            140
                                                       --------       --------
Total income                                             18,009         15,376
Net claims and benefits paid on insurance contracts        (645)        (1,259)
                                                       --------       --------
Total income net of insurance claims                     17,364         14,117
Impairment charge and other credit provisions            (1,571)        (1,093)
                                                       --------       --------
Net income                                               15,793         13,024
                                                       --------       --------
Operating expenses excluding amortisation of intangible
assets                                                  (10,448)        (8,514)
Amortisation of intangible assets                           (79)           (22)
                                                       --------       --------
Operating expenses                                      (10,527)        (8,536)
                                                       --------       --------
Share of post-tax results of associates and joint
ventures                                                     45             56
Profit on disposal of associates and joint ventures           -             45
                                                       --------       --------
Profit before tax                                         5,311          4,589
Tax                                                      (1,439)        (1,279)
                                                       --------       --------
Profit for the year                                       3,872          3,310
                                                       --------       --------

Profit attributable to minority interests                   177             47
Profit attributable to equity holders                     3,695          3,263
                                                       --------       --------
                                                          3,872          3,310
                                                       --------       --------


The information in this announcement, which was approved by the Board of Directors on 20th February 2006, does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the 'Act'). Statutory accounts will be delivered to the Registrar of Companies in accordance with Section 242 of the Act.


                               BARCLAYS BANK PLC

                           CONSOLIDATED BALANCE SHEET


                                                           As at
                                                 2005     01.01.05        2004
                                                 GBPm         GBPm        GBPm

Assets
Cash and balances at central banks              3,506        3,238       1,753
Items in the course of collection from
other banks                                     1,901        1,772       1,772
Treasury bills and other eligible bills             -            -       6,658
Trading portfolio assets                      155,730      110,044           -
Financial assets designated at fair value:
- held on own account                          12,904        9,799           -
- held in respect of linked liabilities to
customers under investment contracts           83,193       63,124           -
Derivative financial instruments              136,823       94,211           -
Loans and advances to banks                    31,105       25,728      80,632
Loans and advances to customers               268,896      207,259     262,409
Debt securities                                     -            -     130,311
Equity shares                                       -            -      11,518
Available for sale financial investments       53,703       48,227           -
Reverse repurchase agreements and cash
collateral on securities borrowed             160,398      139,574           -
Other assets                                    4,620        3,647      25,915
Insurance assets including unit linked
assets                                            114          109       8,576
Investments in associates and joint ventures      546          429         429
Goodwill                                        6,022        4,518       4,518
Intangible assets                               1,269          139         139
Property, plant and equipment                   2,754        2,282       2,282
Deferred tax assets                               686        1,641       1,388
                                             --------     --------    --------
Total assets                                  924,170      715,741     538,300
                                             --------     --------    --------



                               BARCLAYS BANK PLC

                           CONSOLIDATED BALANCE SHEET

                                                           As at
                                                 2005     01.01.05        2004
                                                 GBPm         GBPm        GBPm
Liabilities
Deposits from banks                            75,127       74,735     111,024
Items in the course of collection due to
other banks                                     2,341        1,205       1,205
Customer accounts                             238,684      194,478     217,492
Trading portfolio liabilities                  71,564       59,114           -
Financial liabilities designated at fair
value:
- held on own account                          33,385        5,320           -
Liabilities to customers under investment
contracts                                      85,201       64,609           -
Derivative financial instruments              137,971       94,429           -
Debt securities in issue                      103,328       76,154      83,842
Repurchase agreements and cash collateral
on securities lent                            121,178       98,582           -
Other liabilities                              11,131        9,903      82,970
Current tax liabilities                           747          621         621
Insurance contract liabilities, including
unit-linked liabilities                         3,767        3,596       8,377
Subordinated liabilities:
- Undated loan capital - non convertible        4,397        4,208       6,149
- Dated loan capital - convertible                 38           15          15
- Dated loan capital - non convertible          8,028        6,383       6,113
Deferred tax liabilities                          700        1,397       1,362
Other provisions for liabilities                  517          403         416
Retirement benefit liabilities                  1,823        1,865       1,865
                                             --------     --------    --------
Total liabilities                             899,927      697,017     521,451
                                             --------     --------    --------

Shareholders' equity
Called up share capital                         2,348        2,316       2,316
Share premium account                           8,882        6,531       6,531
Available for sale reserve                        257          336           -
Cash flow hedging reserve                          70          302           -
Other shareholders' funds                       2,490        2,494           -
Translation reserve                               156          (58)        (58)
Retained earnings                               8,462        6,657       7,849
                                             --------     --------    --------
Shareholders' equity excluding minority
interests                                      22,665       18,578      16,638
Minority interests                              1,578          146         211
                                             --------     --------    --------
Total shareholders' equity                     24,243       18,724      16,849
                                             --------     --------    --------
                                             --------     --------    --------
Total liabilities and shareholders' equity    924,170      715,741     538,300
                                             --------     --------    --------




                               BARCLAYS BANK PLC

            CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE



                                                               2005       2004
                                                               GBPm       GBPm

Net movements in available for sale reserve                     (77)         -
Net movements in cash flow hedging reserve                     (119)         -
Currency translation differences arising during the year        300        (58)
Tax                                                              50          -
Other movements                                                (102)         -
                                                           --------   --------
Amounts included directly in equity                              52        (58)
Profit for the year                                           3,872      3,310
                                                           --------   --------
Total recognised income and expense for the year              3,924      3,252
                                                           --------   --------

Attributable to:
Equity holders                                                3,659      3,205
Minority interests                                              265         47
                                                           --------   --------
                                                              3,924      3,252
                                                           --------   --------


The consolidated statement of recognised income and expense reflects the accumulated income and expense for the year, including items taken directly to equity and reserves.

In accordance with IAS 39, gains or losses arising from the change in fair value of available for sale assets are recognised in the available for sale reserve except for impairment losses and foreign exchange gains on monetary items such as debt securities, which are recognised in income. When an available for sale asset is impaired or derecognised, the cumulative gain or loss previously recognised in the available for sale reserve is transferred to income.

In accordance with IAS 39, cash flow hedging aims to minimise exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability that could affect profit or loss. The portion of the gain or loss on the hedging instrument that is deemed to be an effective hedge is recognised in the cash flow hedging reserve. The gains and losses deferred in this reserve are transferred to income in the same period or periods during which the hedged item effects profit or loss.

Exchange differences arising on the net investments in foreign operations and effective hedges of net investments are recognised in the translation reserve and transferred to income on the disposal of the net investment.

Tax comprises tax on items taken directly to reserves, including tax on the available for sale reserve and cash flow hedging reserve.

Other movements primarily reflects the change in insurance liabilities taken directly to reserves.



                               BARCLAYS BANK PLC

                        CONSOLIDATED CASH FLOW STATEMENT

                                                         2005(1)           2004
                                                            GBPm           GBPm

Net cash (outflow)/inflow from operating activities     (10,468)         5,204
Net cash outflow from investing activities               (5,321)        (7,033)
Net cash inflow from financing activities                14,829          2,962
Net gain on exchange rate changes on cash and cash
equivalents                                                (237)           (470)
                                                      ---------       ---------
Net (decrease)/increase in cash and cash                 (1,197)            663
equivalents
Cash and cash equivalents at beginning of period         21,602          13,854
                                                      ---------       ---------
Cash and cash equivalents at end of period               20,405          14,517
                                                      ---------       ---------


(1) The opening cash equivalents balance includes the impacts of adopting IAS 32 and IAS 39 and IFRS 4, which have not been applied to 2004 comparatives, in accordance with IFRS 1.


                               BARCLAYS BANK PLC

                                     NOTES

1. Basis of preparation

The Group has adopted the requirements of International Financial Reporting Standards and International Accounting Standards (collectively IFRS) as adopted by the European Union for the first time for the purpose of preparing financial statements for the year ended 31st December 2005. The reconciliations required by IFRS 1 will be provided in the 2005 Annual Report. The Group has applied IFRS from 1st January 2004, with the exception of the standards relating to financial instruments and insurance contracts, which are applied only with effect from 1st January 2005. The impacts of adopting IAS 32, IAS 39 and IFRS 4 are not included in the 2004 comparatives in accordance with IFRS 1 and financial instruments and insurance contracts are accounted for in accordance with UK GAAP in 2004. Therefore, the results for 2005 are not entirely comparable to those for 2004 in affected areas. Dashes have been used to indicate where changes in policy cause an item to be not applicable and where there is no amount to report.

2. Authorised share capital

Ordinary shares
The authorised ordinary share capital of Barclays Bank PLC at 31st December 2005 was 3,000 million (2004: 3,000 million) ordinary shares of GBP1 each.



Preference shares                                            2005         2004
                                                             '000         '000

Authorised share capital - shares of GBP1 each                  1            1
Authorised share capital - shares of GBP100 each              400            -
Authorised share capital - shares of US$0.01 each(1)            -      150,000
Authorised share capital - shares of US$0.25 each(1)       80,000            -
Authorised share capital - shares of US$100 each              400            -
Authorised share capital - shares of EUR100 each              400          400



3. Issued share capital

Ordinary shares
The issued ordinary share capital of Barclays Bank PLC at 31st December 2005 comprised 2,318 million (2004: 2,309 million) ordinary shares of GBP1 each.

The whole of the issued ordinary share capital of Barclays Bank PLC is beneficially owned by Barclays PLC.

Preference shares The issued preference share capital of Barclays Bank PLC at 31st December 2005 comprised GBP30m (2004: GBP7m) of preference shares of the following denominations:


                                                                2005      2004
                                                                '000      '000

Issued and fully paid shares of GBP1 each                          1         1
Issued and fully paid shares of GBP100 each                       75         -
Issued and fully paid shares of US$0.01 each                       -         -
Issued and fully paid shares of US$0.25 each                       -         -
Issued and fully paid shares of US$100 each                      100         -
Issued and fully paid shares of EUR100 each                      240       100


4. Staff numbers
On a full time equivalent basis the total permanent and contract staff at 31st December 2005 was 113,300 (2004: 78,400). Additionally, temporary and agency staff totalled 7,000 (2004: 4,300).

1 On 1st June 2005, Barclays Bank PLC consolidated the 150,000,000 preference shares of US$0.01 into 6,000,000 preference shares of US$0.25 each, and authorised a further 74,000,000 of such shares.